Neovasc Reducer™ Featured During Therapy Development Program in Coburg and Session at Maria Cecilia Hospital in Cotignola

- Educational events featuring the Reducer hosted in Germany and Italy -

VANCOUVER, CA, COBURG, DE, and COTIGNOLA, IT, via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, announced today that the Neovasc Reducer™ (the "Reducer") was featured during a program hosted in Coburg on Wednesday, November 20, 2019.  Additionally, on Friday, November 22, 2019, a distinguished group of physicians will feature the Reducer in a GVM Care & Research Group (the “GVM Group”) dedicated session at the Maria Cecilia Hospital in Cotignola (the "Cotignola Sessions").

Coburg is home to the largest Reducer implanting clinic in Germany and Neovasc plans to continue building out programs for active centers as part of its investment in the development of targeted therapy for refractory angina.

On November 22, 2019, Professor Antonio Colombo and Doctor Giannini will chair a full day program that features the Reducer, hosted at Maria Cecilia Hospital and entitled "Coronary Sinus Reducer Meeting - Towards new horizons of refractory angina management." Numerous speakers will address current approaches and the unmet medical need, with up to 100 general cardiologists attending who will be able to review the robust clinical evidence on the Reducer therapy. GVM Group operates 23 hospitals in Italy, with Maria Cecilia being the first hospital it founded in the 1970s.

"We are honored that an eminent institution like GVM Group is supporting the therapy and is hosting a full day program featuring Reducer. It is particularly rewarding that an internationally recognized physician, Professor Colombo will chair the Cotignola Sessions together with Dr. Giannini, who has contributed to the significant body of clinical evidence supporting the Reducer therapy, and that it will also feature a renowned physician panel," said Fred Colen, President and Chief Executive Officer of Neovasc. "Professor Colombo will deliver an important and impactful message to General Cardiologists attending."

"This is another significant step in our support of the medical community, and in particular general cardiologists, as they inform the many patients who are suffering from angina that there may be a new, safer and symptom-improving treatment option," he added.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Neovasc Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "plans", "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, statements regarding the occurrence of the Cotignola Session, plans to feature the Reducer at the Cotignola Session, the identity of the chairs and panel at the Cotignola Session, plans to continue building out programs for active investigational centers, the availability for up to100 general cardiologists to be able to review the clinical evidence on Reducer therapy; the delivery by Dr. Colombo of an important and impactful message to General Cardiologists; Reducer's ability to alleviate angina symptoms, that the Reducer is a potentially safe and symptom improving option, the growing incidence of refractory angina and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com